March 10, 2025

Nicholas Murphy
Chief Executive Officer and Managing Director
GenEmbryomics Limited
Level 14, Australia Square
264-278 George Street,
Sydney NSW 2000
Australia

       Re: GenEmbryomics Limited
           Registration Statement on Form F-1
           Filed February 20, 2025
           File No. 333-285074
Dear Nicholas Murphy:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed February 20, 2025
Prospectus Summary, page 8

1. We refer to your disclosure on page 9 that the Memorandum of Understanding that you entered into with Progenesis on March 18, 2024 will remain in effect for a period of 12 months from the date of execution and that you intend to seek alternative laboratory and sample processing service providers if you are unable to finalize a non-
       binding Heads of Agreement or a binding commercial agreement prior to the expiration of the Memorandum of Understanding. Please revise your disclosure here and elsewhere in the registration statement to clarify the status of your potential collaboration with Progenesis.
2. We note your disclosure on page 10 of the Sale and Purchase Agreement of License
       Rights that you entered into on December 18, 2024 related to the GenVue genome
 March 10, 2025
Page 2

       browser analysis. Please revise your disclosure here and throughout the registration statement to clarify, if true, that the licensed technology pursuant to the Sale and
       Purchase Agreement does not include any patents, patent applications, or other intellectual property rights to date.
Capitalization and Indebtedness, page 47

3.     Please address the following regarding your tabular presentation:
           Revise the second column with the label, Pro Forma, to represent the summation of the historical amounts presented in the first column with the adjustments described above in notes (i) through (vi).
           Expand your disclosures for notes (iv) through (vi) to clearly state that the adjustments to the historical amounts is (iv) to accrue for the additional
           $666,666.65 cash payment to be made to settle the promissory notes;
(v) to accrue
           for the $627,000 penalty fee to settle the promissory notes early; and (vi) to accrue for the additional $68,119 of interest expense incurred subsequent to June
           30, 2024.
           Expand your disclosures for note (viii) to disclose the specific number of ordinary shares that will be issued to the promissory noteholders.
Key Relationships, page 65

4. We refer to your disclosure relating to the license agreement entered into with
       Illumina. We note that the Illumina license agreement has a term of one year, which would appear to terminate in April 2025. Please clarify whether this agreement may be renewed at the end of this term, and if so, whether you intend to renew this agreement with Illumina.
Exhibits

5. Please refile all exhibits in text-searchable format. See Item 301 of Regulation S-T.
6. We refer to Exhibit 10.8 relating to the consulting services agreement that you entered into with Acclime Corporate Services Australia Pty Ltd. Please revise your disclosure to describe the material terms of this agreement, where appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tracey Houser at 202-551-3736 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.
 March 10, 2025
Page 3



                     Sincerely,

                     Division of Corporation Finance
                     Office of Industrial Applications and
                     Services
cc:   Sarah Hewitt